Metropolitan West Funds

865 South Figueroa Street

Los Angeles, CA 90017

(213) 244-0000

November 21, 2018

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Metropolitan West Funds

File Nos. 333-18737 and 811-07989

Post-Effective Amendment No. 61

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Metropolitan West Funds (the “Registrant”) hereby requests that the effective date of the above-referenced Post-Effective Amendment be accelerated so that it may become effective by 12:00 p.m., Eastern Time, on Tuesday, November 27, 2018, or as soon thereafter as practicable.

The Registrant acknowledges the following: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Metropolitan West Funds		TCW Funds Distributors LLC, as principal underwriter of shares of the Registrant

By:	/s/ David S. DeVito	By:	/s/ David S. DeVito
	David S. DeVito		David S. DeVito
	Treasurer and Chief Financial Officer		Director